

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


06016451

22 August 2006

SUPPL


PROCESSING
SECTION
RECEIVED
SEP 0 1 2006
SEC MAIL
WASH., D.C.

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Tabcorp Holdings Limited -- Rule 12g3-2(b) Exemption
File No. 82-3841

Dear Sirs,

The enclosed information is being furnished by Tabcorp Holdings Limited ("Tabcorp") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). Tabcorp's file number is indicated in the upper right hand corner of each unbound page and the first page of each bound document furnished herewith. In accordance with paragraphs (b) (4) and (b) (5) of the rule, the documents furnished herewith are being furnished with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Tabcorp is subject to the Exchange Act.

If you have any questions with regard to this information, please contact (collect) the undersigned at +61 3 9868 2112.

Yours truly,

PROCESSED
SEP 0 5 2006
THOMSON
FINANCIAL

Michael Scott
Manager Secretariat and Shareholder Relations

Enc.

File No. 82-3841



Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300


PROCESSING
SECTION
RECEIVED
SEP 01 2006
203
SEC MAIL
WASH, D.C.

22 August 2006

To: Australian Stock Exchange Limited
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

UNiTAB LIMITED
OFF-MARKET BID BY TABCORP INVESTMENTS NO.5 PTY LTD
STATUS OF CONDITIONS OF THE OFFERS

Attached is a notice pursuant to section 630(3) of the *Corporations Act 2001* (Cth) in relation to the status of conditions of the offers under the off-market bid by Tabcorp Investments No.5 Pty Ltd for all of the ordinary shares in UNiTAB Limited.

Kerry Willcock
Executive General Manager – Corporate and Legal

Corporations Act 2001 (Cth)
Section 630(3)

Notice of Status of Conditions

This notice is given under section 630(3) of the *Corporations Act 2001* (Cth) by Tabcorp Investments No.5 Pty Ltd (ABN 72 105 341 366) (***Bidder***) in relation to the offers dated 21 June 2006 (the ***Offers***) made in accordance with the replacement bidder's statement of Bidder dated 14 June 2006 (the ***Bidder's Statement***) in relation to the takeover bid by Bidder for all of the ordinary shares in UNiTAB Limited (ABN 84 085 691 738) (***UNiTAB***).

The conditions of the Offers are set out in section 10.7 of the Bidder's Statement (the **Conditions**).

Bidder gives notice that, as at the date of this notice:

- the Offers are not free of any of the Conditions;
- so far as Bidder knows, none of the Conditions has been fulfilled; and
- Bidder and its associates have voting power (pursuant to acceptances of the Offers) of approximately 1.05% in UNiTAB.

Dated 22 August 2006

Kerry Willcock
Director
For and on behalf of Tabcorp Investments No.5 Pty Ltd